OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

July 31, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Mara L. Ransom

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Overstock.com, Inc.

Amendment No. 1 to Registration Statement on Form S-3/A

Filed June 15, 2015

File No. 333-203607

Dear Ms. Ransom:

As CEO of Overstock.com, I am submitting this response to the comments set forth in the fine comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 10, 2015 relating to the above-referenced Registration Statement on Form S-3/A (the “Registration Statement”).  For convenience, the Staff’s comments are set forth herein followed by our responses. My firm has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 2 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.              To better understand the offering process for digital securities pursuant to this registration statement, provide us with a diagram or detailed explanation illustrating the process, starting from the initial issuance of the digital securities to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Please include a detailed explanation of the role of each participant in the process, including but not limited to, the issuer, broker-dealers, and ATS. Tell us whether you anticipate interaction with or involvement of a registered clearing agency or registered transfer agent at any stage of the process as well as how compliance with the laws applicable to clearance and settlement will be ensured and/or accommodated by the technology you choose to use.

Response:  To help the Staff better understand the offering process for digital securities pursuant to the Registration Statement, my firm is providing the Staff with a supplemental slide deck attached as Appendix I to this letter.

Issuer Role:  An issuer that wishes to offer digital securities starts by entering into a Digital Securities Trading Platform Agreement with the ATS.  We expect there to be no fees payable by Overstock.com, Inc. (“Overstock” or the “Company”) to Pro Securities LLC pursuant to this agreement.  This agreement provides the issuer with a system for issuing primary digital securities and trading secondary digital securities.  The issuer’s board of directors authorizes the issuance of uncertificated digital securities and designates the combination of 1) the proprietary ledger, as validated by the distributed ledger and 2) the securities holder personal identity information database, as its book-entry system for the digital securities.  Our board has authorized the creation of this book-entry system for digital securities.  Once a primary offering has received the requisite corporate and regulatory approvals typical for any offering of securities, the issuer chooses a broker-dealer that is or will agree to become a licensee to the TØ technology on the ATS and which will create customer accounts for the purchasers of the primary securities.  In the case of the Pro Securities ATS, DriveWealth, LLC, a registered broker-dealer, is in the process of negotiating a license for purposes of trading digital securities on the Pro Securities ATS, which we expect to work with in this capacity.  As described in Appendix I, the book entry of trades is derived from the proprietary ledger, which can be validated by the distributed ledger.  The digital securities registry maintained by the issuer and its transfer agent consists of the proprietary customer information and the proprietary ledger.  The broker-dealer must agree to share the identity of its customers (whether its customers are primary or secondary purchasers) with the issuer or its transfer agent to enable the issuer to maintain the book-entry system that identifies record holders.  DriveWealth, LLC has confirmed that it will share this data.  Payment for primary securities is made to the issuer in the same manner as any other primary issuance of securities — if the offering is underwritten, the underwriter pays the issuer for the securities on the closing date, or if the offering is not underwritten (e.g., the broker-dealer is acting as a placement agent), the purchasers may pay the issuer directly or through a closing escrow arrangement for the securities on the closing date.(1)  The applicable securities purchase agreement with respect to the primary issuance will determine the closing mechanics whereby the issuer will give instructions to the ATS that the securities have been issued and sold on the closing date and the ATS will use the TØ software to generate the initial balance on the closing date for the issuer’s account held by the transfer agent to be transferred into each purchaser’s brokerage account with the purchaser’s participating broker-dealer.

The issuer continues to have ongoing access to the proprietary ledger with respect solely to that issuer’s digital securities, as well as the securities holder personal identity information database

(1)  In addition to these traditional closing payment methods involving wire transfers or checks, etc., it is also possible for closing payments with respect to primary offerings of digital securities to occur in the same manner as payments for secondary trades.  In other words, a primary purchaser could fund its brokerage payment account with its participating broker and generate a buy order in its brokerage account consistent with the primary securities purchase agreement with the issuer that is filled by the issuer with primary securities using the committed wallet process for exchanging dollar balances for digital securities balances as described in more detail in the slides in Appendix I.  In this case, the payment would ultimately come from the customer’s broker to the issuer, which is arguably a better process than the payment processes available for traditional primary issuances of non-digital securities since there is necessarily a broker-dealer involved with respect to payment for the securities.

2

with respect to the holders of its digital securities, and the issuer or its transfer agent is able to query the book-entry system whenever it wants to generate a list of record holders of its digital securities and the number of securities held as of any point in time.

The book-entry system gives the issuer and its transfer agent near real-time data as to its record holders of digital securities, which enables the issuer or its transfer agent to mail proxies and pay distributions and take all other actions with respect to its record holders, in each case as required by applicable securities and corporate laws.  Participating broker-dealers are not permitted to hold securities in “street name,” which eliminates the delay, potential for errors and confusion associated with the need to obtain beneficial ownership information from broker-dealers which exists with traditional securities.

In all cases, the issuer will have the ability to exercise control over its book-entry system for the digital securities as required by applicable corporate law.  In the case of the Pro Securities ATS, the TØ software will generate two private keys for each customer account.  We and our transfer agent will have access to one of the private keys for customer accounts holding our digital securities.  The TØ software will store the other private key, which is automatically used to authenticate trades initiated by the customer out of the customer’s online brokerage account when the customer supplies his or her login credentials.  Either of these two private keys is necessary to effect a transfer of digital securities.  In cases where we are required by law or court order, for example, to effect a transfer of our digital securities, we will provide the applicable private key to the ATS and have the ATS effect a transfer of the digital securities.

ATS Role:  The ATS will have a license to use the TØ software and its broker-dealer subscribers that wish to onboard customers to trade our digital securities will also have a license to use the TØ software.  This license is in process for Pro Securities LLC.  The ATS operates the trading system, consisting of the licensed TØ software and servers with data cryptographically segregated for each issuer of digital securities trading on its system.  The ATS provides integration services to enable its broker-dealer subscribers licensed to use the TØ software to offer a digital securities user interface that is integrated into the broker-dealer’s existing online brokerage account product offering.  At the request of an issuer, the ATS will assist the issuer with the creation of the initial balances representing primary securities to be sold by the issuer.  At the request of the issuer or its transfer agent, each of which has access to private keys for customer accounts that hold such issuer’s digital securities, the ATS will be able to effect transfers of digital securities when necessary or mandated by court order, for example.  We expect that an ATS will charge customary types of fees as permitted by its regulatory status.  Pro Securities LLC has confirmed to us that it currently expects to enter into commission arrangements with its subscribing broker-dealers and does not currently expect to charge fees to issuers or directly to end-use customers of the subscribing broker-dealers.

Broker-Dealer Role:  Each end-use customer that wishes to trade digital securities will be required to open an online brokerage account with one or more broker-dealer subscribers to the ATS that are licensed to trade digital securities.  As discussed above, in the case of the Pro Securities ATS, we expect that DriveWealth, LLC will be the first broker-dealer licensed to trade digital securities.  Each broker-dealer subscriber to the ATS (as well as each broker-dealer

3

that otherwise gains or arranges access to the ATS indirectly through a direct subscriber to the ATS) that is licensed under the TØ software will be able to offer a digital securities user interface as part of its existing online brokerage account product.  The broker-dealer will be responsible for onboarding customers in the same manner and using the same “know your customer”, suitability and other requirements applicable when onboarding customers interested in trading traditional securities.  The only difference will be that under the TØ software licensing provisions, the broker-dealer’s end-use customer must own digital securities as the record holder instead of in “street name” and the broker-dealer will be required to share its end-use customer’s identity with the applicable issuer and its transfer agent, which happens automatically at the time each customer’s account is created by the TØ software.  The broker-dealer’s customer agreements will need to include provisions for its customers to consent to this sharing of the customer’s personal information and an acknowledgment that the broker-dealer does not carry the customer’s securities or hold custody of them.  As the broker-dealer will not be the holder of record, the end-use customer will by default receive security holder reports, proxy statements, tender offer documents and other security holder mailings directly rather than via the broker-dealer.

The broker-dealer will have the relationship with, and be the point of contact for, its customers trading digital securities and, except as described above, will otherwise interact with its customers in the same manner as it would with respect to traditional securities.

Payment for securities in the secondary trading market will be made on a pre-funded basis out of brokerage payment accounts, as described in more detail in the slides in Appendix I.

Transfer Agent Role:  The transfer agent will have access to near real-time information with respect to the record holders of digital securities (including the identity of the holder and the amount of securities held by the holder) and can query the issuer’s book-entry system, consisting of a combination of 1) the proprietary ledger, as validated by the distributed ledger and 2) the securities holder personal identity information database, as of any point in time it wishes.  Because the holders of digital securities are the record holders, there is no need to run broker searches to request beneficial ownership information, as is necessary for traditional securities.

Other than the differences described in the foregoing paragraph, the transfer agent will perform the same role it performs for traditional securities.  The transfer agent will be the registrar managing the securities registry for the digital securities using the issuer’s book-entry system on behalf of the issuer.  For example, the transfer agent will query the book-entry system of record holders of digital securities and coordinate the mailing of proxies to the record holders with respect to any digital securities that have voting rights in compliance with applicable securities and corporate laws.

We have engaged Continental Stock Transfer & Trust Company as the transfer agent for our corporate bonds issued as digital securities in an unregistered public offering under Rule 506(c).  We expect to work with Continental or another transfer agent to act as transfer agent in the context of registered public offerings of our digital securities.

4

Clearance and Settlement:  We respectfully advise the Staff that the primary innovation associated with the TØ technology is around streamlining the clearance and settlement process for securities trades.  Please see Appendix II to this letter for a discussion of how compliance with the laws applicable to clearance and settlement will be ensured and/or accommodated by the TØ technology.  But, philosophically, our vision is that the transaction is the settlement.  The two are reunified in the act of writing the transaction to the book-entry system.

2.              We note your response to comment 1 and your revisions to your prospectus, which indicate that you are not planning to sell in a registered public offering any digital securities of the same class as any of your existing traditional securities. Revise your fee table, prospectus cover page and “Prospectus Summary — The Securities We May Offer” to identify the classes of securities that represent digital securities.

Response:  The Company has included a revised fee table and has revised its disclosure on the prospectus cover page and on page 3 of the Amendment in response to the Staff’s comment.

3.              Tell us whether you plan to offer any digital securities of the same class as any existing securities in an unregistered public offering. In this regard, we note your press release dated June 5, 2015 where you indicate that you are offering TIGRcub bonds using TØ.com technology. Also, to better understand the offering process, identify the buyers of your TIGRcub bonds and describe the process by which the bonds were issued starting with the initial issuance to the recording of the TIGRcub bonds in the distributed ledger. Further, given that the securities will be restricted from resale under Section 5 of the Securities Act of 1933, tell us how the restrictive legend that is required pursuant to Rule 502(d)(3) has been reflected on the bonds and how the restrictive legend can be removed in light of the uncertificated nature of the digital securities.

Response:  I respectfully advise the Staff that the Company has no plans to offer any digital securities of the same class as any existing securities in an unregistered public offering.  I further confirm to the Staff that I understand that any other issuance of digital securities pursuant to a registered public offering that follows an unregistered public offering of the same class of securities would require integration analysis to determine whether the two offerings are, in fact, separate offerings.

I further advise the Staff that our recently announced digital bond offering was intended merely as a way to demonstrate the TØ technology and was initially completed with $500,000 in principal amount of the digital bonds purchased by me, the Company’s CEO, on the terms set forth in the offering circular and generally described in our press release relating to the offering.  The Company licensed the TIGRcub security and other intellectual property from Entrex, Inc. and engaged the Entrex Capital Market (formerly known as Bridgeport Partners, LLC), a registered broker-dealer, to act as placement agent for this offering and will only sell to investors determined to be accredited investors by the placement agent.  Subsequent to my

5

purchase of the TIGRcub bonds, First New York Securities has purchased an additional $5 million of the Company’s digital bonds.  The digital bonds sold to First New York Securities are unsecured and have no covenants, however, there are both put and call provisions pursuant to which Overstock expects it and First New York Securities may unwind the digital bonds in the fourth quarter of 2015.  In addition, simultaneous with the issue of these digital bonds, Overstock is making a $5 million loan to First New York Securities at 3% interest with similar put and call terms and with cross default provisions against the digital bonds (thus transferring the economic risk associated with any failure of this technology back to Overstock).  While Overstock may issue identical digital bonds to other accredited investors, it does not intend to make any similar loans to any future purchasers of the digital bonds.  The offering is still open and the Company is in discussions with additional accredited investors that have expressed interest in the offering.  I confirm that First New York Securities and I have entered into (and each additional investor will enter into) a securities purchase agreement with the Company that evidences the securities and that includes the transfer restriction legend meeting the requirements of Rule 502(d)(3).  There will be no promissory notes or other separate certificates evidencing the bonds.  The securities purchase agreement includes standard “restricted securities” covenants prohibiting transfer of the bonds unless the transferor is able to demonstrate to my firm’s satisfaction that the transfer complies with applicable securities laws and this firm may require an opinion of counsel to that effect.  To the extent a bond holder is able to meet these requirements for transfer, the securities purchase agreement will include a form of transfer agreement by which the transferee must agree with the Company to be bound by all the same terms and conditions (including transfer restrictions) as were applicable to the transferor.  This transfer agreement will also contain the transfer restriction legend meeting the requirements of Rule 502(d)(3).

We have engaged Continental Stock Transfer & Trust Company as the transfer agent and registrar for our corporate bonds issued as digital securities in this unregistered public offering under Rule 506(c).  In this unregistered offering only (this is would not be the case for registered public offerings of digital securities trading on the ATS), Citibank was engaged as an escrow agent to hold purchaser funds pending closing of primary or secondary trades (if any).

The process for issuing the TIGRcub bonds to me was accomplished through verbal discussions based on the terms of the offering in the offering circular.  On June 8, 2015, I transferred $500,000 from my personal funds to the Company’s corporate bank account and my ownership of $500,000 in principal amount of the TIGRcub bonds was recorded as data embedded into the Bitcoin Blockchain.  I am an accredited investor and I confirmed to this Company that I understand that the bonds are restricted securities and may not be transferred except in compliance with applicable securities laws.  For consistency across investors, I have agreed to amend the terms of my original TIGRcub bonds to be the same as the digital bonds issued to First New York Securities and to otherwise make the same representations and be bound by the same securities purchase agreement that was entered into between the Company and First New York Securities with respect to its purchase of our digital bonds.

Because our recent digital bond offering does not involve registered securities, Overstock, as the issuer, is managing the book-entry system for these securities through a transfer agent, without

6

involving an ATS for secondary trading (which will be limited or non-existent in light of the fact that these securities are restricted securities).  As such, this offering was intended to be a limited demonstration of the underlying technology for issuing digital securities without the automated trading features and matching engine functionality that are available to be used in the context of registered securities with a secondary trading market.

Risks Applicable to Digital Securities Offerings, page 4

4.              We note your response to comment 2 and your revised disclosure that “[you] have collaborated with a registered ATS….which is now fully operational.” Clarify the meaning of the term “fully operational” with a view to understanding whether it is fully operational with respect to digital securities.

Response:  My firm has revised its disclosure on pages 4, 5 and 36 of the Amendment in response to the Staff’s comment.  I would respectfully point out to the Staff that the TØ technology used by the Company for the digital bond offering is the same underlying technology for issuing digital securities that will be used by the ATS (although, to be clear, the automated trading features and matching engine functionality are not expected to be put to the test in the digital bond offering since those are restricted securities).

5.              Clarify whether the ATS application process for purposes of trading digital securities is complete. In this regard, we note your response to comment 2 that the ATS is currently in discussions with the SEC staff regarding the implementation of the digital securities trading platform. Please note that we may have further comments as a result of the staff’s consultations with you and/or Pro Securities regarding the ATS application.

Response:  Pro Securities has advised the Company that it will file an amendment to its Form ATS that it believes will address the questions discussed recently with the Trading and Markets division of the Commission.

6.              Clarify your disclosure to elaborate upon how you have “collaborated with a registered ATS,” to identify the ATS and explain the nature of your collaboration. In this regard, you state in your Form 10-Q for the quarter ended March 31, 2015 that you acquired a 24.9% interest in a broker-dealer as part of your efforts to develop and license software to trade crypto-securities using crypto-technologies. Clarify for investors, if true, that the collaboration you reference is with Pro Securities and that your investment is in Pro Securities. In this regard, disclose whether the TØ.com technology is proprietary to you or Pro Securities or both and what role the technology plays in the offering or trading process.

Response:  I have revised our disclosure on pages 4, 5 and 36 of the Amendment in response to the Staff’s comment.  I can further assure the Commission that it is not my plan to replace the

7

current system with the same type of monopolistic system I’ve publicly criticized in the past, but rather to license this technology as widely as possible.

7.              Elaborate upon the identity of the “participants” that maintain the distributed ledger network and the “certain subscribers” to the ATS, to which you make reference on page 5.

Response:  My firm has revised its disclosure on pages 4, 5 and 36 of the Amendment in response to the Staff’s comment.

8.              Please disclose how your digital securities will interact with the bitcoin blockchain. In this regard, we note your press release dated June 5, 2015 where you indicate that the buyers of your TIGRcub bonds “will be able to track their ownership on the bitcoin blockchain.”

Response:  My firm has revised its disclosure on pages 5 and 36 of the Amendment in response to the Staff’s comment.

The price of our digital securities, even when we issue equity securities…, page 6

9.              Clarify your response to prior comment 4 that the distributed ledger will be accessible to “anyone with a modicum of technical skills.” In this regard, clarify in what manner and how frequently the ATS or other third parties will provide trading price information. We note your disclosure on page 6 that “robust and transparent trading data ….with respect to [y]our digital securities will be publicly available,” however, you do not specify how this information will be available.

Response:  I have revised our disclosure on pages 5 and 36 of the Amendment in response to the Staff’s comment in order to further clarify the process for the general public to access the anonymized historical executed digital securities trade data embedded in the distributed ledger.

The private cryptographic keys representing digital securities could be stolen, page 6

10.       We note your response to prior comment 3, however, the sentence that begins “[u]nlike digital currency, a transfer of the private keys can be made effectively anonymously, the only way to access the digital securities system and obtain an account…” is unclear. Please clarify the statements made in this sentence.

Response:  I apologize for my poor grammar.  I should have begun the sentence as follows:  “Unlike digital currency, where a transfer of the private keys can be made effectively anonymously, the only way to access the digital securities system and obtain an account…”  My intent was to highlight a key distinction between digital currency, which is anonymous (or, arguably, pseudonymous), and digital securities, where every user has to provide his or her

8

identity in order to create a brokerage account.  Clearly it is much easier to steal digital currency because of the relative anonymity of every transaction.  All one needs is someone’s private key to transfer their currency to one’s own account without anyone knowing who the culprit is because others can only see that the transfer was made to a particular account but they don’t know who owns that account.  With digital securities, on the other hand, every transfer must come out of and go into a specific brokerage account to be valid, so every transfer becomes traceable to an identified account holder.  I recognize that the various AML/KYC requirements  applicable to broker-dealers in the U.S. securities industry are critical, and believe this architecture accommodates those interests at least as well as current arrangements.

Digital Securities ATS, page 34

11.       Revise this section to disclose, as you do in your response to comment 8, that “participating broker-dealers will also need to agree to share [the] identity of their customers with the issuer.”

Response:  We have revised our disclosure on page 36 of the Amendment in response to the Staff’s comment.

* * * *

In connection with responding to the Staff’s comments, I and the Company each acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Overstock may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (801) 947-3100.  I would like to take this opportunity to express my full understanding of the need for transparent and honest capital markets.  I would like to convey my appreciation for the prompt and reasonable comments that the Staff has provided, and confirm that I truly wish to develop this exciting new technology in a way that meets all the interests of the SEC in securing healthy, honest capital markets for our country.  Towards that end, I stand ready at any time to brief anyone within the SEC regarding our ambitions and plans, should the Commission decide that our back-and-forth regarding this offering does not fully answer your curiosity on that subject.

9

I thank you in advance for your time and consideration.

Respectfully submitted,

Dr. Patrick M. Byrne
CEO, Overstock.com

cc:	Lowell D. Ness (Perkins Coie LLP)

10

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

APPENDIX I

(See Attached Slide Deck)

OVERSTOCK.COM, INC. 6350 South 3000 East Salt Lake City, UT 84121 APPENDIX I

Overstock Initial Securities Issuance Overview



Onboarding Overstock onto PRO Securities ATS Platform
Actor /Situs
Actions
Overstock
DriveWealth
Overstock executes Securities Trading Agreement with PRO Securities ATS
Overstock takes necessary corporate steps to authorize the issuance of digital securities
Digital securities are sold by Overstock or Overstock's underwriter to initial purchasers*
The book entry of trades is derived from the proprietary ledger, which can be validated by the distributed ledger. The digital securities register maintained by Overstock and Continental Stock & Transfer Company consists of the proprietary customer information and the proprietary ledger***
Initial purchasers are onboarded by DriveWealth**
DriveWealth shares customer information with Overstock or Overtsock's Transfer Agent, Continental Stock & Transfer Company

*Process by which securities will be purchased are shown in Slides 7-12.

**As shown in slide 5.

***As set forth in slides 13-15.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

2

Onboarding DriveWealth to PRO Securities ATS Actor /Situs Actions DriveWealth DriveWealth enters into all required agreements with PRO Securities ATS DriveWealth enters into license agreement with TØ.com to license the TØ.com software to create end-use customer portfolio key and wallet DriveWealth performs a test trade 3 NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

Onboarding DriveWealth to PRO Securities ATS

1. DriveWealth will execute a subscriber agreement that will detail the relationship and requirements for DriveWealth and its end-use customers to access the PRO Securities ATS, including DriveWealth taking all responsibility for regulatory compliance for itself and its end-use customers.
2. DriveWealth, via its related OMS, will enter into a FIX certification with PRO Securities ATS. This certification will be performed via the Internet in the PRO Securities ATS QA test environment.
    a. Certification is a one-time process.
    b. After successful certification is completed, trading in digital securities can commence after specific telecom IPs and Ports are given to DriveWealth.
3. A test trade will be performed.

4

End-use customer executes account documentation with DriveWealth Performs KYC/AML checks on end-use customer New end-use customer account created Creates portfolio key and wallet Onboarding a New End-Use Customer Actor /Situs Actions DriveWealth 5 PRO Securities ATS Creates committed key and wallet NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. Key made available to end-use customer for future trading

Onboarding a New End-Use Customer

1. A new end-use customer of DriveWealth who wishes to trade Overstock's digital securities will complete DriveWealth's applicable customer account documentation.
2. DriveWealth will then perform its procedures for onboarding new end-use customers, including requisite KYC and AML checks.
3. Assuming all requirements are met for opening a new end-use customer account, a new end-use customer account is created.
4. For end-use customers requesting digital securities trading, two digital wallets are also created:
    a. DriveWealth creates a unique customer key and "portfolio wallet."
    b. PRO Securities ATS creates a unique account key and "committed wallet."

6

Create Order to Buy Overstock Digital Security*
Actor/Situs
Actions
DriveWealth
End-use customer logs in to DriveWealth's digital securities user interface
Customer balances and Overstock market data are shown
Customer enters buy order directly into DriveWealth's digital securities user interface
Buy Order*
See Slide 9

*Buy order and sell order processes are substantially similar with appropriate changes to represent the characteristics of the order.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

7

End-use customer logs in to DriveWealth’s digital securities user interface. Permission to log in is subject to DriveWealth’s approval. Once logged in, end-use customer sees current top of book, level one market data with respect to Overstock (the best bid and best ask price available) and the contents of the end-use customer’s digital wallet. Only anonymous trading occurs. End-use customer cannot see its trading counterparts and PRO Securities ATS does not have access to end-use customer identifying information. Create Order to Buy Overstock Digital Security 8

Buy Order (Place Trade)
Actor /Situs
Actions
DriveWealth*
PRO Securities ATS
Sufficient balance available?
Buy Order
Continued from Slide 7
Yes
Demobilizes end-use customer's available cash by proposed purchase amount
Creates FIX Order message
Signs** FIX Order message
Order routed to PRO Securities ATS
Order pending
Identifies customer's committed wallet
Validates customer wallets and balances
Creates commitment transaction
Signs** commitment transaction
Moves liability to committed wallet
Creates transaction response
Crypto and FIX signatures match?
Yes
Processes order
Creates execution report
Checks proprietary ledger for committed transaction
Sends execution report to DriveWealth's digital securities user interface

*Trade is processed through the TØ.com software accessed by the end-use customer through DriveWealth's digital securities user interface.

**Signs = affixes cryptographically verifiable proof of identity of the wallet and authority to enter the transaction.

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

9

Buy Order (Place Trade) The TØ.com software checks to ensure that sufficient funds are available to place the buy order, and demobilizes end-use customer’s available cash by the proposed purchase amount. The TØ.com software creates a “committed transaction” (i.e., the buy order) for the end-use customer’s committed wallet. The TØ.com software places the order into the PRO Securities ATS matching engine. The PRO Securities ATS acknowledges receipt of the order back to the end-use customer. If a match does not occur, the order will remain in the PRO Securities ATS matching engine until canceled by end-use customer. 10

Matching
Actor /Situs
Actions
DriveWealth
PRO Securities ATS
Continental Stock & Transfer Company
Trade data available to end-use customer through DriveWealth's digital securities user interface
Committed wallet deducted
Portfolio wallet receives digital security
Initial match successful?
Yes
Maps order IDs to committed wallets
Gets wallet balances
Sufficient balance available?
Yes
Buy/sell order match
Execute order*
Trade published to the proprietary ledger
Trade data available to Continental Stock & Transfer Company

*Utilizing the TØ.com software the execution of the transaction is the settlement (*see* p. 5 of comment letter).

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

11

Matching After an initial match occurs between buy and sell orders, the PRO Securities ATS maps the identification to each end-use customer’s digital wallets. If there are multiple sellers at the same price the allocations are based on the current PRO Securities ATS order priority. The committed wallets of the buyer and seller are matched. If a match occurs (i.e., matching buy and sell orders), the trade is executed. The PRO Securities ATS publishes the trade to the proprietary ledger, which is made available to the end-use customer through DriveWealth’s digital securities user interface and to Continental Stock & Transfer Company. 12

Validation of Proprietary Ledger By Distributed Ledger Actor /Situs Actions PRO Securities ATS* Blockchain 13 NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock’s digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed. *Utilizing the TØ.com software. **Anchor: mathematical derivation of numbers and characters generated from ledger. Continental Stock & Transfer Company Creates snapshot anchor** Creates proprietary ledger snapshot of securities trade Trade published to the proprietary ledger Creates de minimis bitcoin transaction and includes anchor data and submits to blockchain for embedding Receives proprietary ledger snapshot Compares proprietary ledger snapshot against distributed ledger Validates proprietary ledger Miner receives de minimis mining fee Bitcoin transaction with anchor data is included in suggested block by miners Block is closed and saved to blockchain Confirms successful anchor Appends bitcoin transaction to proprietary ledger

Following the consummated digital securities transaction, the executed transaction is reflected on the proprietary ledger that has been received by Continental Stock & Transfer Company. If, for any reason, Bitcoin miners are unavailable to update the Bitcoin blockchain (i.e., the distributed ledger), the proprietary ledger is not impacted and will continue to reflect the current state of ownership of Overstock's digital securities. To commence the ledger distribution and validation process, the TØ.com software creates a snapshot anchor for the consummated digital securities transaction. PRO Securities ATS executes a minimal Bitcoin transaction and uses the TØ.com software to embed the digital securities transaction anchor data within that transaction. Because the digital securities transaction anchor data is encrypted and the Bitcoin transaction is entirely anonymous, Bitcoin miners are unaware that they are associated with a digital securities transaction in any way. Validation of Proprietary Ledger Through Distributed Ledger 14

The PRO Securities ATS Bitcoin transaction containing the digital securities transaction anchor data is confirmed by Bitcoin miners and added to a suggested block, which is then closed and permanently and immutably saved to the blockchain. Bitcoin miners receive the de minimis transaction fee associated with the PRO Securities Bitcoin transaction. PRO Securities ATS appends the Bitcoin transaction (including the embedded digital securities transaction anchor data) to the proprietary ledger, which already reflects the consummated digital securities transaction, and provides the updated proprietary ledger to Continental Stock & Transfer Company. Continental Stock & Transfer Company validates the proprietary ledger against the publicly available distributed ledger. Validation of Proprietary Ledger Through Distributed Ledger (continued) 15

Update of Share Register
Actor /Situs
Actions
Continental Stock & Transfer Company
Accesses wallets from its books and records
Requests end-use customer data from DriveWealth
Receives end-use customer data
Provides information to Overstock and delivers correspondence to end-use customers on behalf of Overstock as requested
DriveWealth
Continental Stock & Transfer Company authorized to access end-use customer data?
Yes
Looks up end-use customers' private information associated with applicable wallets
Provides end-use customer data
End-Use Customer
Receives correspondence from Overstock (e.g., proxy materials) as requested by Overstock

NOTE: This depiction and the accompanying description are summary in nature and are intended only as an aid to understanding the processes associated with trading Overstock's digital securities. The processes depicted herein may change, depending on the final terms of license and other agreements that have yet to be completed.

16

Update of Share Register 17 Periodically, Continental Stock & Transfer Company uses the TØ.com software to access personal end-use customer information from DriveWealth in order to match that end-use customer data to the transactions recorded on the proprietary ledger. Using the TØ software, DriveWealth verifies that Continental Stock & Transfer Company is entitled to receive personal end-use customer data. Once DriveWealth verifies Continental Stock & Transfer Company is authorized, DriveWealth returns end-use customer information to Continental Stock & Transfer Company. The end-use customer receives Overstock correspondence from Continental Stock & Transfer Company as requested by Overstock (e.g. proxy material).

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

APPENDIX II

(Clearance and Settlement Discussion)

Tell us whether you anticipate interaction with or involvement of a registered clearing agency or registered transfer agent at any stage of the process as well as how compliance with the laws applicable to clearance and settlement will be ensured and/or accommodated by the technology you choose to use.

In brief:

•                  We do not anticipate interaction with or involvement of a registered clearing agency.  In our view, the ATS should not be deemed to meet the definition of a clearing agency under Section 3(a)(23)(A) of the Exchange Act and, even if it did, it should be deemed expressly excluded from the definition of a clearing agency under Section 3(a)(23)(B).

•                  A registered transfer agent would be involved at a certain stage of the process as described in our response to your Comment #1 above.  The transfer agent would provide services squarely within those customarily provided by a transfer agent, and will not act as a clearing agency.

•                  The technology used by the ATS to effect trades in digital securities is intended be consistent with the laws applicable to clearance and settlement.

Each of these is discussed in turn below.

No registered clearing agency

We do not anticipate interaction with or involvement of a registered clearing agency.  Clearance and settlement of digital securities would occur in the ATS on the basis of a single data entry.  In our view, the ATS will not meet the definition of a clearing agency under Section 3(a)(23)(A) of the Exchange Act and, even if it did, it should be deemed expressly excluded from the definition of a clearing agency under Section 3(a)(23)(B).

Section 17A(b)(1) provides, in relevant part, that, except as otherwise provided, it shall be unlawful for any clearing agency, unless registered with the Commission, directly or indirectly to make use of any means of interstate commerce to perform the functions of a clearing agency with respect to any security (other than an exempted security).  Section 3(a)(23)(A) of the Exchange Act defines “clearing agency” to mainly include three kinds of actors (the third of which might describe the ATS, if it were not for the exception from the definition described below), each of which is set out below alongside a discussion of the conduct of the ATS:

Definition	As relevant to the ATS

Any person who acts as an intermediary in making payments or deliveries or both in connection with transactions in securities or who provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities

In connection with the ATS, and unlike typical securities trading, no person acts as intermediary that makes payments or deliveries. The payment is paid by a buyer directly to a seller using the software and technological processes of the ATS. Introducing brokers are involved in connection with know-your-customer, suitability, providing access the trade, and similar compliance measures intended to protect investors and the markets, but they and their clearing firms do not carry their customers’ securities or otherwise act as intermediaries.

As to the latter part of the definition, the ATS also does not provide facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities, which better describe a typical clearing agency that coordinates, nets, and reconciles trades among its participant clearing brokers.

Any person who acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates

As with the latter part of the previous definition, this better describes a typical clearing agency that, as custodian, holds all stock certificates of an issuance and treats them as fungible while reflecting the results of trading by market participants by making bookkeeping entries.

Any person who otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates

The ATS effects transactions but does not provide services ordinarily considered to be clearing agency services. Under an extremely broad reading, however, it is possible that the ATS (like virtually any other market participant) could be deemed to facilitate the settlement of securities transactions without physical delivery of securities certificates. Given that such facilitation could cause virtually all market participants to be included

Appendix II-2

in the definition of “clearing agency,” Section 3(a)(23)(B) necessarily goes on to exclude certain actors, of which we believe the ATS is one, from that definition.

In relevant part, Section 3(a)(23)(B) goes on to expressly exclude from the definition of “clearing agency” any broker-dealer if such broker-dealer would be deemed to be a clearing agency solely by reason of functions performed by such institution as part of customary brokerage or dealing activities.  It is our view that, in effecting the trading of digital securities as well as in its historical business with respect to NMS securities, the ATS is performing customary brokerage activities.  Consistent with that conclusion, to our knowledge no alternative trading system is required, by reason of its activities as such, to register as a clearing agency.

It is noteworthy that in Section 3(a)(23)(B), which is the paragraph that excludes certain persons from the definition of “clearing agency,” the U.S. Congress directs the Commission to consider that definition “as necessary or appropriate to assure the prompt and accurate clearance and settlement of securities transactions.”  That indeed is a hallmark of the ATS as a venue for trading in digital securities.  In fact, Congress carefully noted its findings and the purpose of Section 17A itself, in the provision’s opening paragraphs.  These Congressional underpinnings are enumerated below alongside a discussion of how such factors apply to the ATS:

Section 17A(a)(1) text (emphasis supplied)	As relevant to the conduct of the ATS

The prompt and accurate clearance and settlement of securities transactions, including the transfer of record ownership and the safeguarding of securities and funds related thereto, are necessary for the protection of investors and persons facilitating transactions by and acting on behalf of investors.

Prompt: For the ATS’s trading in digital securities, clearance and settlement would be near instantaneous. The near instantaneous timing of the ATS’s clearance and settlement procedures culminates a 20-year goal of the Commission and numerous industry participants.(2)  The Commission has summarized the Federal Reserve Board’s view (expressed as long ago as 1993) that

(2)  The early history of the work toward this goal is summarized by the Commission in a 2004 concept release.  Securities Transactions Settlement, SEC Release No. 34-49405 (Mar. 11, 2004) (“2004 Concept Release”) (“The focus of this release is on improving the trade confirmation/affirmation process, shortening the settlement cycle, and reducing the use of physical securities”).  Among other initiatives it cites, the 2004 Concept Release discusses the Commission staff’s endeavors as part of a task force formed by the Committee on Payment and Settlement Systems (CPSS) of the Group of 10 central banks and the International Organization of Securities Commissions (IOSCO) (which recommended that “Securities settlement systems should eliminate principal risk by linking securities transfers to funds transfers in a way that achieves delivery-versus-payment” (“DVP”) and “Final settlement on a DVP basis should occur no later than the end of the settlement day.  Intraday or real-time finality should be provided where necessary to reduce risks”) and as participants in a report on the same topic by the Group of Thirty (which found that then-current post-trade processing models must be improved).  The ATS accomplishes this goal of the elimination of risky multiple layers of data processing.

Appendix II-3

“settlement systems for securities and other financial instruments were a potential source of systemic disturbance to financial markets and to the economy” and that “the key features of an ideal settlement system were the settlement of trades immediately after execution and payment in same-day funds.”(3)

Accurate: Clearance and settlement would occur on the basis of a single data entry. This can be contrasted with the current T+3 settlement standard, or the potential eventual movement to T+2 settlement.(4)

Safeguarding of securities: The securities are represented by ledger balances and secured by a cryptographic pair of keys, one public key and one or more private keys. Although all securities trades in the market today are subject to the risk that a hacker fraudulently takes over an account and submits trades, the ATS represents a significant advance in this regard since a hacker must also gain access to the user’s private key, in addition to his or her user ID and password, in order to trade the securities. Near instantaneously, securities can be registered with an issuer’s transfer agent. Given the cryptographic processes used, securities that are traded cannot fail to deliver.

Safeguarding of funds: A broker-dealer that subscribes to the ATS or that has access to the ATS through a subscriber to the ATS will hold its customers’ cash funds in the same manner

(3)  Id., citing Letter from William W. Wiles, Secretary to the Federal Reserve Board, to Jonathan G. Katz, Secretary, Commission (Sept. 1, 1993).  Addressing systemic risk, of course, remains a national and international priority.  Although not the purpose of the Company’s actions, systemic risk conceivably could be mitigated to the extent that some issuers removed The Depository Trust Company (“DTC”) (which has been designated as systemically important under Title VIII of the Dodd-Frank Wall Street Reform and Consumer Protection Act) from its role, while continuing by other means (that is, by the issuance of digital securities) the dematerialization and demobilization of securities that DTC helps effectuate.

(4)  The 2004 Concept Release discusses favorably the goal of the Securities Industry Association for “straight-through-processing” (described as “the seamless integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation, and settlement — without manual intervention or the re-keying of data”) and a former Commission chairman’s call to “streamline — to one — the number of times data is entered before a trade is settled.” Id. The ATS accomplishes this goal of straight-through-processing and the elimination of repetitive entry of the same data.

Appendix II-4

that it traditionally does in the ordinary course, directly or with its clearing firm, subject to customary safeguards and regulatory requirements. When a broker customer’s cash is used to purchase securities on the ATS, the cash commitment will be demobilized — that is, committed in such a manner that the cash either is subject to matching with a securities purchase or is withdrawn because there was no counteroffer and it was not matched with a securities purchase. The commitment of cash will be effected and thus safeguarded, by the same cryptographic processes as apply to an offer of digital securities on the ATS. Upon being withdrawn by the original holder of cash after no digital securities trade is matched, the cash remains in the customer account of the relevant broker-dealer as in the ordinary course. In the event a digital securities trade is instead matched and effected, the same cryptographic processes, and thus safeguarding, results in the cash payment being promptly allocated to the selling customer’s account to be held in the same manner as is traditionally done in the ordinary course, directly with the broker or with the broker’s clearing firm.

Inefficient procedures for clearance and settlement impose unnecessary costs on investors and persons facilitating transactions by and acting on behalf of investors.

Avoiding Inefficiencies: In the markets today, the clearance and settlement procedures remain woefully inefficient, particularly given the technologies available today. Those inefficient clearance and settlement processes involve multiple steps and multiple parties that become unnecessary when digital securities trading is effected on the ATS. Specifically, the following roles and procedures are eliminated: the custodial role of the clearing agency (such as DTCC and its subsidiaries); the coordination and reconciliation role of the clearing agency, including continuous net settlement; communications and reconciliations between a clearing agency and its participating clearing firms; communications and reconciliations between clearing firms and introducing brokers; and multi-step processes for

Appendix II-5

communications from an issuer to its security holders.

New data processing and communications techniques create the opportunity for more efficient, effective, and safe procedures for clearance and settlement.

New: The ATS’s techniques relating to digital securities are new and represent the kind of technological advance that Congress sought for the Commission to encourage.

Data processing: The ATS’s techniques relating to digital securities reduce the need for data processing, such as a single data entry may be all that is required, and offer the prospect of minimal or no processing, such as netting and reconciliation.

Communications: The ATS’s cyptographically-secured processes, which definitively verify ownership and other key facts, offer a significant advance in secure communications.

Opportunity: The Company views the ATS as providing a significant opportunity for enhancements in clearance and settlement procedures relative to those broadly in place today.

Efficient: See previous discussion in preceding row.

Effective: Clearance and settlement take place nearly instantly, with no failure to deliver.

Safe: In the context of clearance and settlement, the SEC has said “time equals risk.”(5)  Reducing that risk, the ATS’s trading in digital securities, clearance and settlement would be nearly instantaneous. In addition, the number of issuers and volume of trading on the ATS are expected to be limited for an initial time period as the ATS develops its digital securities business and as other issuers become interested in having digital securities trade on the ATS, which means that the broader markets

(5)  See 2004 Concept Release.

Appendix II-6

would not be at risk of any perceived risks until the ATS has proved to the markets that it works effectively.

The linking of all clearance and settlement facilities and the development of uniform standards and procedures for clearance and settlement will reduce unnecessary costs and increase the protection of investors and persons facilitating transactions by and acting on behalf of investors.

Linking: Initially, the ATS will not be linked to clearance and settlement facilities. The principal reason is that such linking is only available once one or more other venues offer trading in digital securities. For the time being, the Company views the single venue (or if more are added, a limited number of venues) as appropriate to limiting any risk to the broader markets while the ATS proves to the markets that it works effectively.

Uniform: Upon linking the ATS to other venues that trade in digital securities, it is anticipated that uniform clearance and settlement processes will be in place, consistent with the processes that the ATS has found effective.

Reduce unnecessary costs: The ATS has not undertaken to reduce costs, given the difficulties in anticipating the costs of operating the ATS in connection with the trading of digital securities. Similarly, as with any new product, the amount of capital that any party that issues or trades in digital securities must commit to address regulatory process and commercial considerations is uncertain. Over time, however, by removing several layers of unnecessary parties and processes, and reducing timing, the trading in digital securities conceivably could reduce expenses that eventually could add up to a material amount.

Increase the protection of investors: The ATS expects that the protection of investors in digital securities will be on the level currently in place for investors in traditional securities, except for the risks described in the Registration Statement. The user experience for investors is intended to be similar to their experience when trading non-digital securities. Investor protection rules, such as Rule 15c3-5

Appendix II-7

(pertaining to the implementation by an investor’s broker-dealer of risk management policies and procedures prior to any access to the ATS), will continue to apply and be complied with in the same way as is already done in the industry.

Increase the protection of persons facilitating transactions: The ATS considers that its cryptographically-secured and verified communications and transactions processes may reduce risks that broker-dealers currently face in the markets, including risks of failures-to-deliver.

In connection with the establishment of any investor’s wallet and private key(s), which are described in Appendix I, the security holder (that is, the end investor, rather than his or her broker) will be the holder of record on the books of the Company.  Each introducing broker will assert to its customer that the broker does not have custody of the digital securities and that the broker is prohibited from carrying and using the customer’s digital securities.  Instead, although the broker will serve as a gatekeeper (that is, conduct KYC, suitability, offer education, permit a trade to be entered onto the ATS, and the like) for a customer that seeks the ability to trade in digital securities, the customer itself will hold the asset, such ownership being indicated on the books and records of the issuer as maintained by the issuer’s transfer agent.

On that basis, security holder reports, proxy materials, tender offer materials, and other security holder materials can be sent by the issuer directly to the security holder as owner of record; for that reason, Rule 14b-1 under the Exchange Act (and related provisions relevant to sending communications to security holders who are beneficial owners but whose securities are held by their broker as owner of record) and the OBO/NOBO (objecting and non-objecting beneficial owner) conventions should not apply, which the Company views as favorable for the transparency, efficiency and effectiveness of security holder communications.

Similarly, Rule 15c3-3 under the Exchange Act should not apply, given that a broker will not carry securities for the account of its customer.  The broker will not have custody of customer securities, and merely gives its customers access to a system for its customers to buy and sell digital securities; the broker-dealer will not have discretion, a power-of-attorney, or other authority to dispose of customers’ digital securities.  Any cash commitments in connection with a purchase of digital securities on the ATS will be pre-funded by the broker’s customer, and the broker will not use the broker’s own funds to conduct trades on the ATS for customers.  The broker’s role will be to provide access and execution, and the broker will not receive or deliver the securities to its customers.  Instead, the customer will directly receive and hold the digital securities, segregated from any other person’s holdings.

Registered transfer agent

Section 3(a)(25) of the Exchange Act provides that the term ‘‘transfer agent’’ means:

Appendix II-8

any person who engages on behalf of an issuer of securities or on behalf of itself as an issuer of securities in (A) countersigning such securities upon issuance; (B) monitoring the issuance of such securities with a view to preventing unauthorized issuance, a function commonly performed by a person called a registrar; (C) registering the transfer of such securities; (D) exchanging or converting such securities; or (E) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates.

Section 17A(c)(1) of the Exchange Act requires that, except as otherwise provided, it shall be unlawful for a transfer agent, unless registered with the Commission, directly or indirectly to make use of any means of interstate commerce to perform the function of a transfer agent with respect to any security that is or should be registered under Section 12 of the Exchange Act.  Section 17A(d)(1) of the Exchange Act requires that a registered transfer agent comply with the Commission’s rules that apply to registered transfer agents.

The Company will engage a registered transfer agent to provide the functions of a transfer agent, including specifically sub-clauses (A) through (E) of the definition of “transfer agent” set out above, to the extent necessary given the uncertificated nature of digital securities.  Pursuant to such engagement, the Company will require the transfer to agree in writing to comply with the Commission’s rules applicable to transfer agents (or will seek a substantially equivalent provision which necessarily depends on contractual negotiations with the transfer agent), and will monitor for compliance with the terms of the agreement as the Company deems appropriate.

Section 17A(b)(1) of the Exchange Act provides, as to transfer agents, that a transfer agent shall not perform the functions of both a clearing agency and a transfer agent unless such transfer agent is registered under Section 17A as both a transfer agent and a clearing agency.  Any transfer agent engaged by the Company will not be called upon, and will not, act to effect securities transactions or otherwise act in a manner consistent with a clearing agency, but rather will fulfill a traditional transfer agent role that will include maintaining the security holder registry.  The Company will confirm with any transfer agent that it engages that the transfer agent will not also perform the functions of a clearing agency.

Technology as consistent with applicable regulations

The technology used by the ATS to effect trades in digital securities is intended be consistent with the laws applicable to clearance and settlement.  Much of the discussion under the heading “No registered clearing agency” above sets out the Company’s view that the ATS’s conduct is consistent with the regulations, and supportive of Congress’s and the Commission’s policy rationales underlying those regulations.

The technology itself is being developed by or will be licensed by the ATS, with the support of personnel and expertise from the Company.  The disjunctive “or” is used because several technologies are being considered, the technologies may overlap, and the technology may be subject to enhancement and customization depending on market demands, which cannot be foreseen.  The ATS will test and stand behind each technology that it uses, to the extent it does with respect to the matching engine technologies, operational software, communications systems, and other technologies that are a part of any alternative trading system business.

Appendix II-9